(Stock Code: 8282)
CHARACTERISTICS OF GEM
GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.
Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the main board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM. The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.
The Stock Exchange takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The directors of the Company, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (i) the information contained in this announcement is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this announcement misleading; and (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

FORWARD-LOOKING STATEMENTS
This announcement contains statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements that are not historical fact relating to the financial performance and business operations of the Company in mainland China and in other markets, the continued growth of the telecommunications industry in China and in other markets, the development of the regulatory environment and the Company’s latest product offerings, and the Company’s ability to successfully execute its business strategies and plans.
Such forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in our relationships with telecommunication operators in China and elsewhere, the effect of competition on the demand for the price of our services, changes in customer demand and usage preference for our products and services, changes in the regulatory policies by relevant government authorities, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China, India and other countries where the Company conducts business operations, including, without limitation, the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see “Item 3 – Key Information – Risk Factors” section of the Company’s annual report on Form 20-F for the year ended December 31, 2006 as filed with the United States Securities and Exchange Commission.

(Stock Code: 8282)
HALF-YEAR RESULTS FOR 2007
HIGHLIGHTS
•	Total revenues were US$34.39 million (“mn”), a decrease of 30.4% from the same period last year and a decrease of 2.1% from the last quarter.

•	Wireless Internet service revenues were US$30.24 mn, representing a 32.9% decrease from the same period last year and a 5.0% decrease from the previous quarter. Wireless Internet service revenues made up 87.9% of our total quarterly revenues.

•	Online advertising revenues were US$3.38 mn, representing a 13.2% decrease from the same period last year but a 27.0% increase from the previous quarter. Online advertising revenues made up 9.8% of our total quarterly revenues.

•	Net loss for 2Q07 was US$9.56 mn compared to net income of US$11.75 mn in 2Q06 and net income of US$0.15 mn in 1Q07.

•	2Q07 net loss included goodwill impairment charge on our wireless Internet business of US$6.82mn (goodwill impairment was primarily due to China Mobile’s new practices as detailed below) and our share of losses from our TOM Eachnet Joint Venture (“JV”) of US$3.95 mn. Excluding goodwill impairment charge of US$6.82 mn, Non-GAAP net loss was US$2.74 mn.

•	Fully diluted losses per American Depository Share (“ADS”) were US$18.0 cents or US$0.22 cents per common share.

•	Excluding goodwill impairment charge, Non-GAAP fully diluted losses per ADS were US$5.2 cents per ADS or US$0.06 cents per common share.

•	Our balance of cash and cash equivalents and short-term bank deposits was approximately US$144.38 mn at the end of the second quarter of 2007.

CHAIRMAN’S STATEMENT FOR SECOND QUARTER 2007
I announce the results of TOM Online Inc. (the “Company” or “TOM Online”) and its controlled operating entities including subsidiaries and variable interest entities (collectively referred to as the “Group”) for the second quarter ended June 30, 2007.
Financial Highlights
For the second quarter of 2007:
•	Total revenues were US$34.39 million (“mn”), a decrease of 30.4% from the same period last year and a decrease of 2.1% from the last quarter.

•	Wireless Internet service revenues were US$30.24 mn, representing a 32.9% decrease from the same period last year and a 5.0% decrease from the previous quarter. Wireless Internet service revenues made up 87.9% of our total quarterly revenues.

•	Online advertising revenues were US$3.38 mn, representing a 13.2% decrease from the same period last year but a 27.0% increase from the previous quarter. Online advertising revenues made up 9.8% of our total quarterly revenues.

•	Net loss for 2Q07 was US$9.56 mn compared to net income of US$11.75 mn in 2Q06 and net income of US$0.15 mn in 1Q07.

•	2Q07 net loss included goodwill impairment charge on our wireless Internet business of US$6.82 mn and our share of losses from our TOM Eachnet Joint Venture (“JV”) of US$3.95 mn. Excluding goodwill impairment charge of US$6.82 mn, Non-GAAP net loss was US$2.74 mn.

•	Fully diluted losses per American Depository Share (“ADS”) were US$18.0 cents or US$0.22 cents per common share.

•	Excluding goodwill impairment charge, Non-GAAP fully diluted losses per ADS were US$5.2 cents per ADS or US$0.06 cents per common share.

•	Our balance of cash and cash equivalents and short-term bank deposits was approximately US$144.38 mn at the end of the second quarter of 2007.
Second Quarter 2007 — Financial Performance Review
The Company’s unaudited consolidated revenues for the three months ended June 30, 2007 were US$34.39 mn, a decrease of 30.4% compared to the same period year on year (“YoY”) and a decrease of 2.1% quarter on quarter (“QoQ”).
Wireless Internet service revenues were US$30.24 mn, representing a 32.9% decrease from the same period last year and a 5.0% decrease from the previous quarter. Wireless Internet service revenues made up 87.9% of total quarterly revenues compared to 90.6% in 1Q07.
In May 2007, China Mobile introduced a new practice of sending fee reminders to its WAP service users when they request downloads of WAP pages onto their mobile handsets and seeking their confirmation before such download requests are processed. Furthermore, in the past, China Mobile entered into its own strategic alliances with selected mobile phone producers pursuant to which it embedded menus in their handsets for all the best-selling products on China Mobile’s Monternet wireless portal, including certain of our products. However, beginning in May 2007, China Mobile has started to promote only its own wireless value-added service products in such menus and not those of us or other third-party value-added service providers. These policies had caused an adverse effect on our wireless Internet business, in particular WAP business in 2Q07 and beyond.

Online advertising revenues were US$3.38 mn, representing a 27.0% increase QoQ but a 13.2% decrease YoY. Online advertising revenues made up 9.8% of our total quarterly revenues compared to 7.6% in 1Q07.
Other revenues were US$0.77 mn in 2Q07 compared to US$0.66 mn in 1Q07 and US$0.50 mn in 2Q06. Other revenues made up 2.3% of total revenues in 2Q07. Other revenues consist of revenues from online games, paid email and others.
Gross profit was US$8.98 mn representing a decrease of 52.9% compared to the same period last year but a 4.7% increase QoQ. Gross margins increased to 26.1% in 2Q07 from 24.4% in 1Q07. The small sequential increase in gross margins was primarily due to online advertising making up a larger portion of our overall revenues compared to 1Q07 as our online advertising business which has higher gross margins than our wireless Internet business. Total cost of revenues were US$25.41 mn in 2Q07 compared to US$26.56 mn in 1Q07.
Total operating expenses were US$14.92 mn in 2Q07 compared to US$5.84 mn in 1Q07 and US$7.58 mn in 2Q06. The significant jump in QoQ increase in operating expenses was driven by a seasonal rebound in sales and marketing spending, which was US$2.10 mn in 2Q07 compared to US$0.56 mn in 1Q07 and an increase accrued professional service fees of US$0.83 mn mainly associated with the proposed privatization by way of a Scheme of Arrangement. In addition, a goodwill impairment charge of US$6.82 mn was recorded in Q207 in view of potential adverse impact on wireless Internet business, in particular WAP business, subsequent to the new operational practices implemented by China Mobile in May 2007.
Operating loss was US$5.94 mn in 2Q07 compared to operating profit of US$2.74 mn 1Q07, down 151.7% from the same period last year and a decrease of 316.7% from the previous quarter.
2Q07 EBITDA (“Earnings before Interest, Taxes, Depreciation and Amortization”) were US$3.07 mn, a decrease of 77.1% YoY and a 35.2% decline QoQ. EBITDA margins were 8.9% for the quarter compared to 13.3% in 1Q07 and 26.7% in 2Q06.
Beginning on February 1, 2007, we recognized our share of losses from the TOM Eachnet JV based on the equity method of accounting. For the three months ended June 30, 2007, our 51% share of losses from the TOM Eachnet JV was US$3.95 mn and has been included in share of loss on equity investment in a joint venture in the unaudited consolidated statements of operations.
Net loss for 2Q07 was US$9.56 mn compared to a net profit of US$0.15 mn in 1Q07. 2Q07 net loss includes US$0.30 mn in losses from discontinued operations offset by exchange gain of US$0.95 mn due to the effect of the appreciation of RMB upon the translation of our net non-RMB liabilities at the period end as our functional currency is RMB.
Excluding goodwill impairment charge of US$6.82 mn, Non-GAAP net loss was US$2.74 mn.
US GAAP basic losses per ADS were US$18.0 cents for the quarter. US GAAP basic losses per Hong Kong ordinary share were US$0.22 cents for the quarter. Shares used in computing US GAAP basic losses per ADS were 53.25 mn and shares used in computing US GAAP basic losses per Hong Kong ordinary share were 4,259.65 mn.
Excluding goodwill impairment charge, Non-GAAP basic losses per ADS were US$5.2 cents for the quarter. Non-GAAP basic losses per Hong Kong ordinary share were US$0.06 cents for the quarter. Shares used in computing basic losses per ADS were 53.25 mn and shares used in computing basic losses per Hong Kong ordinary share were 4,259.65 mn.
US GAAP diluted losses per ADS were US$18.0 cents for the quarter. US GAAP diluted losses per Hong Kong ordinary share were US$0.22 cents for the quarter. Shares used in computing US GAAP diluted losses per ADS were 53.25 mn shares and shares used in computing US GAAP diluted losses per Hong Kong ordinary share were 4,259.65 mn.

Excluding goodwill impairment charge, Non-GAAP diluted losses per ADS were US$5.2 cents for the quarter. Non-GAAP diluted losses per Hong Kong ordinary share were US$0.06 cents for the quarter. Shares used in computing diluted losses per ADS were 53.25 mn and shares used in computing diluted losses per Hong Kong ordinary share were 4,259.65 mn.
Our balance of cash and cash equivalents and short-term bank deposits was approximately US$144.38 mn at the end of 2Q07.
Business Review
Wireless Internet Services
Total wireless Internet service revenues were US$30.24 mn for 2Q07, a decrease of 5.0% QoQ and a decrease of 32.9% YoY. Wireless Internet service revenues accounted for 87.9% of our total revenues in 2Q07 compared to 90.6% in 1Q07.
SMS services
SMS (“Short Messaging Service”) revenues in 2Q07 were US$9.91 mn, up 13.9% QoQ but down 47.7% YoY. SMS revenues made up 32.8% of our total wireless Internet service revenues for the quarter.
2.5G services
MMS (“Multimedia Messaging Service”) revenues for 2Q07 were US$2.46 mn, down 23.0% QoQ and down 38.1% YoY. MMS revenues made up 8.1% of our total wireless Internet service revenues in the quarter.
WAP (“Wireless Application Protocol”) revenues for 2Q07 were US$4.71 mn, representing a 27.4% decrease QoQ and 29.6% decrease YoY. WAP revenues made up 15.6% of our total wireless Internet service revenues in the quarter compared to 20.4% in 1Q07. QoQ decline in our WAP business was driven by the factors described in a joint announcement with TOM Group on June 25, 2007, and relate principally to new operational practices of China Mobile that have an adverse impact on our WVAS business, in particular our WAP business.
Voice services
IVR (“Interactive Voice Response”) revenues in 2Q07 were US$9.50 mn, down 3.0% QoQ and down 19.8% YoY. IVR revenues made up 31.4% of our total wireless Internet service revenues in the quarter.
CRBT (“Colour Ringback Tones”) revenues in 2Q07 were US$3.44 mn, up 2.8% QoQ and up 6.6% YoY. CRBT revenues made up 11.4% of our total wireless Internet service revenues in the quarter.
Other Wireless Internet Services
Other wireless Internet service revenues were US$0.22 mn, representing a 25.3% decrease QoQ. Other wireless Internet service revenues made up 0.7% of our total wireless Internet service revenues and consist primarily of revenues from Java-based mobile game download services.
Historically, we included revenues from our Indiagames subsidiary as part of other wireless Internet service revenues. However, due to the re-classification of Indiagames as “held for sale” at the end of 2006, the associated losses of Indiagames have been separately reported as losses from discontinued operations below our losses from continuing operations.

Online Advertising and Portal
Online advertising revenues were US$3.38 mn in 2Q07, representing an increase of 27.0% QoQ but a decrease of 13.2% YoY. Whilst our portal remains an important business area for the Company, we continue to face competitive pressures for share of advertiser budgets allocated towards our target audience, the young and trendy demographic.
New Business Opportunities
TOM-SKYPE JV and TOM Eachnet JV
At the end of June 2007, we have over 42.0 mn TOM-Skype registered users up from over 35.5 mn at the end of March 2007.
Beginning on February 1, 2007, we recognized our share of losses from the TOM Eachnet JV based on the equity method of accounting. For the three months ended June 30, 2007, our 51% share of losses from the TOM Eachnet JV was US$3.95 mn and has been included in share of loss on equity investment in a joint venture in the unaudited consolidated statements of operations.
I would like to thank the Board of Directors and all of the Company’s employees for their hard work, support and dedication.
Frank Sixt
Chairman
Hong Kong, July 23, 2007

#	Non-GAAP financial measures and related reconciliations to GAAP financial measures are described in the section of “Non-GAAP Financial Measures”.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Liquidity and Financial Resources
The Group generally financed its operations and investing activities with internally generated cash flows, loans from banks and the balance of IPO proceeds.
During the first half year of 2007, the Group’s net cash inflow from its operating activities was US$7,034,000 compared to US$30,595,000 of the same period last year. The decrease was primarily due to the decrease in our operating result from net income of US$23,886,000 to net loss of US$9,418,000.
In May 2007, a secured bank loan of US$35,340,000 was extended to be repaid on or before August 12, 2009 from the original repayable date on June 2, 2006. For details, please refer to Note 11 of the financial statements.
As at June 30, 2007, the Group’s cash and cash equivalents and short-term bank deposits amounted to US$144,383,000, total current assets amounted to US$204,290,000, while total current liabilities amounted to US$57,207,000.
Capital Structure
As at June 30, 2007, the Group’s total bank loans amounted to US$90,611,000. For details, please refer to Note 11 of the financial statements. The Group’s gearing ratio based on the total liabilities over total assets was approximately 26.8%.
Employee Information
As at June 30, 2007, the Group had 1,137 full-time employees located in China for the continuing operations. During the first six months of the year, employee costs, including Directors’ emoluments, totaled US$8,473,000 for the continuing operations.
The Group’s employment and remuneration policies remained the same as detailed in the Company’s annual report for the year ended December 31, 2006.
Charges on Group Assets
As at June 30, 2007, total debt securities with market value of US$98,043,000 were pledged to banks as collateral for bank loans. For details, please refer to Note 11 of the financial statements.
Foreign Exchange Exposure
The Group’s policy is for each operating entity to borrow in the local currency, where possible, in order to minimize currency risk.
On July 21, 2005, the People’s Bank of China announced the adoption of a managed floating exchange rate system with reference to a basket of certain foreign currencies instead of pegging to the U.S. dollar. This policy change has resulted in an appreciation of RMB from 8.2765 per US$ to 7.6155 as at June 30, 2007. As we receive most of our revenues in RMB and a significant portion of our assets and liabilities are denominated in RMB, we expect our revenues on a US$ basis to be impacted by fluctuation in the exchange rate of RMB.

Contingent liabilities
Other than our obligations to pay 2007 earn-out consideration of unknown amount in connection with our acquisition of Beijing Infomax (For details, please refer to Note 6(e) of the Company’s 2006 annual report), we did not have any material contingent liabilities as at June 30, 2007.

CONSOLIDATED BALANCE SHEETS

		Audited	Unaudited
		December 31,	June 30,
	Note	2006	2007
		(in thousands of U.S. dollars)
Assets
Current assets:
Cash and cash equivalents		110,993	118,120
Short-term bank deposits	4	25,613	26,263
Accounts receivable, net	5	23,473	25,587
Restricted cash	6	300	—
Prepayments		4,754	3,880
Deposits and other receivables		2,616	3,128
Due from related parties		170	4,586
Inventories		65	71
Current portion of restricted securities	7	—	9,874
Assets held for sale	3	12,192	12,781

Total current assets		180,176	204,290

Restricted securities	7	97,729	88,169
Investment under cost method		1,588	1,628
Long-term prepayments and deposits		333	341
Property and equipment, net	8	15,360	12,518
Deferred tax assets	14	673	910
Goodwill, net		214,791	212,879
Intangibles, net		2,949	2,282

Total assets		513,599	523,017

CONSOLIDATED BALANCE SHEETS (continued)

		Audited	Unaudited
		December 31,	June 30,
	Note	2006	2007
		(in thousands of U.S. dollars)
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	9	9,365	6,067
Other payables and accruals		14,679	19,322
Income tax payable		432	1,274
Deferred revenues		328	890
Consideration payable	10	12,037	11,836
Short-term bank loan	11	35,340	—
Current portion of secured bank loans	11	—	9,500
Due to related parties		204	235
Equity investment in a joint venture	2	—	6,426
Liabilities held for sale	3	1,131	1,657

Total current liabilities		73,516	57,207

Non-current liabilities:
Secured bank loans	11	55,271	81,111
Deferred tax liabilities		152	301
Liabilities for unrecognized tax benefits		—	1,408

Total liabilities		128,939	140,027

Minority interests		878	844
Minority interests of a subsidiary held for sale	3	2,324	2,078

		132,141	142,949

Commitments	19

Shareholders’ equity:
Share capital (ordinary share, US$0.001282 par value, 10,000,000,000 shares authorized, 4,259,654,528 and 4,259,654,528 shares issued and outstanding as at December 31, 2006 and June 30, 2007 respectively)		5,461	5,461
Paid-in capital		322,459	323,393
Statutory reserves		11,535	11,535
Accumulated other comprehensive income		10,645	19,112
Retained earnings		31,358	20,567

Total shareholders’ equity		381,458	380,068

Total liabilities, minority interests and shareholders’ equity		513,599	523,017

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

		Three months ended June 30,		Six months ended June 30,
	Note	2006	2007	2006	2007
		(in thousands of U.S. dollars,
		except number of shares & per share amounts)
		Restated		Restated
		(Note 3)		(Note 3)
Revenues:
Wireless Internet services		45,039	30,239	89,452	62,057
Online Advertising		3,889	3,375	6,591	6,032
Others		495	774	879	1,437

Total revenues	17	49,423	34,388	96,922	69,526

Cost of revenues:
Cost of services *		(30,349)	(25,408)	(58,189)	(51,966)

Total cost of revenues	17	(30,349)	(25,408)	(58,189)	(51,966)

Gross profit	17	19,074	8,980	38,733	17,560

Operating expenses:
Selling and marketing expenses *		(1,736)	(2,102)	(2,950)	(2,657)
General and administrative expenses *		(5,245)	(5,309)	(12,254)	(9,968)
Product development expenses *		(384)	(326)	(838)	(586)
Amortization of intangibles		(219)	(367)	(332)	(731)
Provision for goodwill impairment	13	—	(6,819)	—	(6,819)

Total operating expenses		(7,584)	(14,923)	(16,374)	(20,761)

Operating profit/(loss)		11,490	(5,943)	22,359	(3,201)

Other income/(loss):
Net interest income		343	416	786	815
Exchange gain	12	40	946	958	1,532
Share of loss on equity investment in a joint venture	2	—	(3,954)	—	(6,877)

Income/(loss) from continuing operations before tax		11,873	(8,535)	24,103	(7,731)
Income tax credit/(expenses)	14	110	(763)	104	(1,065)

Income/(loss) from continuing operations after tax		11,983	(9,298)	24,207	(8,796)
Minority interests		10	34	16	57

Income/(loss) from continuing operations		11,993	(9,264)	24,223	(8,739)

Loss from discontinued operations, net of income tax	3	(242)	(299)	(337)	(679)

Net income/(loss) attributable to shareholders		11,751	(9,563)	23,886	(9,418)

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS (continued)

		Three months ended June 30,		Six months ended June 30,
	Note	2006	2007	2006	2007
		(in thousands of U.S. dollars,
		except number of shares & per share amounts)
		Restated		Restated
		(Note 3)		(Note 3)
Earnings/(Losses) per ordinary share — basic (cents):	15
Continuing operations		0.29	(0.21)	0.57	(0.20)
Discontinued operations		(0.01)	(0.01)	(0.01)	(0.02)

Total earnings/(losses) per ordinary share — basic		0.28	(0.22)	0.56	(0.22)

Earnings/(Losses) per ordinary share — diluted (cents):	15
Continuing operations		0.28	(0.21)	0.56	(0.20)
Discontinued operations		(0.01)	(0.01)	(0.01)	(0.02)

Total earnings/(losses) per ordinary share — diluted		0.27	(0.22)	0.55	(0.22)

Earnings/(Losses) per American Depositary Share — basic (cents):	15
Continuing operations		22.5	(17.4)	45.6	(16.4)
Discontinued operations		(0.4)	(0.6)	(0.6)	(1.3)

Total earnings/(losses) per American Depositary Share — basic		22.1	(18.0)	45.0	(17.7)

Earnings/(Losses) per American Depositary Share — diluted (cents):	15
Continuing operations		22.2	(17.4)	45.0	(16.4)
Discontinued operations		(0.4)	(0.6)	(0.6)	(1.3)

Total earnings/(losses) per American Depositary Share — diluted		21.8	(18.0)	44.4	(17.7)

Weighted average number of shares used in computing Earnings/(Losses) Per Share:
Ordinary shares — basic	15	4,257,675,421	4,259,654,528	4,249,142,166	4,259,654,528
Ordinary shares — diluted	15	4,317,457,860	4,259,654,528	4,304,992,421	4,259,654,528

American Depositary Shares — basic	15	53,220,943	53,245,682	53,114,277	53,245,682
American Depositary Shares — diluted	15	53,968,223	53,245,682	53,812,405	53,245,682

* Included share-based compensation expense under SFAS 123R
Cost of services		24	10	48	29
Selling and marketing expenses		1	1	2	2
General and administrative expenses		731	123	1,476	534
Product development expenses		8	3	16	10
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

					Accumulated
					other		Total
	Number	Share	Paid-in	Statutory	comprehensive	Retained	shareholders’
	of shares	capital	capital	reserves	(losses)/income	earnings	equity
	(in thousands of U.S. dollars, except number of shares)
Balance as of January 1, 2006	4,224,532,105	5,416	312,643	11,396	(3,187)	2,842	329,110
Issuance of shares on exercise of employee share options	35,034,719	45	6,693	—	—	—	6,738
Share-based compensation	—	—	1,542	—	—	—	1,542
Unrealized loss on securities	—	—	—	—	(1,300)	—	(1,300)
Currency translation adjustments	—	—	—	—	6,363	—	6,363
Net income for the period	—	—	—	—	—	23,886	23,886

Balance as of June 30, 2006	4,259,566,824	5,461	320,878	11,396	1,876	26,728	366,339

Balance as of January 1, 2007	4,259,654,528	5,461	322,459	11,535	10,645	31,358	381,458
Effect of adoption of FIN 48 (Note 14)	—	—	—	—	—	(1,373)	(1,373)

Balance as of January 1, 2007, as restated	4,259,654,528	5,461	322,459	11,535	10,645	29,985	380,085

Share-based compensation	—	—	934	—	—	—	934

Unrealized gain on securities	—	—	—	—	508	—	508
Currency translation adjustments (Note 12)	—	—	—	—	7,959	—	7,959

Net loss for the period	—	—	—	—	—	(9,418)	(9,418)

Balance as of June 30, 2007	4,259,654,528	5,461	323,393	11,535	19,112	20,567	380,068

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,
	2006	2007
	(in thousands of U.S. dollars)
Cash flow from operating activities:
Net income/(loss)	23,886	(9,418)

Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of intangibles	414	731
Amortization of premium on debt securities	187	195
Allowance for doubtful accounts receivables	244	(27)
Provision for goodwill impairment	—	6,819
Depreciation	4,194	4,528
Deferred income tax	(165)	(19)
Minority interests	(170)	(464)
Exchange gain, net	(958)	(1,447)
Loss on disposal of property and equipment	2	4
Share-based compensation expense	1,542	575
Share of loss on equity investment in a joint venture	—	6,877

Change in assets and liabilities, net of effects from acquisitions:
Accounts receivable	1,226	(1,118)
Prepayments	(946)	345
Deposits and other receivables	47	(310)
Due from related parties	6	(4,364)
Inventories	(59)	(4)
Accounts payable	(1,697)	(1,662)
Other payables and accruals	2,165	4,508
Income tax payable	(220)	707
Deferred revenues	48	546
Due to related parties	849	32

Net cash provided by operating activities	30,595	7,034

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

	Six months ended June 30,
	2006	2007
	(in thousands of U.S. dollars)
Cash flow from investing activities:
Payments for purchase of property and equipment	(3,881)	(3,149)
Cash paid for short-term bank deposits	(51,082)	—
Cash received from short-term bank deposits	—	1,627
Net cash used in acquisition of subsidiaries	(15,642)	—
Contribution of services which involved cash outflow by the Group to a joint venture	—	(168)

Net cash used in investing activities	(70,605)	(1,690)

Cash flow from financing activities:
Issue of ordinary shares including from the exercise of share options, net of expenses	6,738	—
Bank loan, net of handling charges	35,340	—
Partial repayment of bank loan	(580)	—

Net cash provided by financing activities	41,498	—

Net increase in cash and cash equivalents	1,488	5,344
Cash and cash equivalents, beginning of period	99,869	111,366
Foreign currency translation	1,154	2,127

Cash and cash equivalents, end of period	102,511	118,837

Representing:
Cash and cash equivalents in discontinued operations, end of period (Note 3)	155	717
Cash and cash equivalents in continuing operations, end of period	102,356	118,120

Supplemental disclosures of cash flow information
Cash (paid)/received during the period:
Cash paid for income taxes	(220)	(381)
Interest received from bank deposits and debt securities	3,523	3,420
Interest paid for loans due to parent company and bank loans	(1,585)	(2,577)
Non-cash activities:
Contribution of services which did not involve cash outflow by the Group to a joint venture	—	(359)
     The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
1.	Basis of preparation and accounting policies

TOM Online Inc. (the “Company” or “TOM Online”) and its controlling operating entities including the subsidiaries and the variable interest entities are collectively referred to as the “Group”.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The comparative unaudited consolidated statements of operations for the three months and six months ended June 30, 2006 have been restated as the Company had committed to a plan to sell substantially all its equity interest in Indiagames Limited (“Indiagames”) in December 2006. Please refer to Note 3.

The accounting policies and methods of computation used in the preparation of these unaudited condensed consolidated financial statements are consistent with those used in the annual report for the year ended December 31, 2006, except for the adoption of Financial Accounting Standard Board (“FASB”) Interpretation No. 48 “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109” from January 1, 2007, which is disclosed in Note 13 below.

Results for the three months and six months ended June 30, 2007 are not necessarily indicative of the results expected for the full fiscal year or for any future period.

2.	TOM Eachnet

Pursuant to a joint venture deed signed between the Company and eBay International AG (“eBay”) on December 20, 2006, a joint venture, TOM Eachnet, has been formed on February 1, 2007 to carry on the business of owning and operating a mobile and Internet-based marketplace in China. TOM Eachnet is jointly controlled and owned by the Company and eBay with each owing 51% and 49% interest respectively.

eBay provided an initial funding of US$40,000,000 cash to TOM Eachnet and the Company will provide a shareholder’s loan in the amount of US$20,000,000, bearing interest at 1.3% over London Inter-Bank Offered Rate(“LIBOR”), to TOM Eachnet when the remaining cash balance of TOM Eachnet is only enough to finance no more than six months of its operation. If the funding from eBay and the shareholder’s loan from the Company have been fully utilized, additional funding in the form of shareholders’ loans of not exceeding US$10,000,000 will be provided by the Company and eBay in equal proportions if additional funding is required by TOM Eachnet and as mutually agreed by eBay and the Company. In addition, eBay injected its subsidiary engaging in the business of operating an online auction and marketplace site in China to TOM Eachnet while the Company contributes its expertise in the Internet and mobile industries in China and its leadership and management services to TOM Eachnet.

The Company accounts for this joint venture using the equity method of accounting since February 1, 2007. As of June 30, 2007, the Company had a negative investment in TOM Eachnet of US$6,426,000, representing its investment cost of US$527,000, being contribution of services to TOM Eachnet by the Company, less the Company’s share of TOM Eachnet’s losses for the five months ended June 30, 2007 of US$6,877,000 and currency translation adjustment of US$76,000. As the Company has a commitment to fund TOM Eachnet as disclosed above, such amount is classified as current liability in the consolidated balance sheet.

3.	Discontinued operations

In December 2006, the Company committed to a plan which was approved by the Company’s Board of Directors on December 29, 2006 to sell substantially all its equity interests in Indiagames in order to focus on the China market and initiated actions to locate a buyer. As a result, the assets and liabilities of Indiagames were classified as held for sale and presented separately in the asset and liability sections, respectively, of the audited consolidated balance sheet as at December 31, 2006 and the unaudited consolidated balance sheet as at June 30, 2007. The results of its operation were also separately presented on the face of the unaudited consolidated statements of operations under “Discontinued Operations” for the three months and six months ended June 30, 2006 and 2007. On March 5, 2007, the Company signed a binding term sheet with a potential buyer of the disposal of Indiagames and the definitive agreement was still under preparation as at June 30, 2007. The Company expects the disposal will be completed in the second half of 2007.

The major classes of assets and liabilities classified as held for sale were as follows:

	Audited	Unaudited
	December 31, 2006	June 30, 2007
	(in thousands of U.S. dollars)
Cash and cash equivalents	373	717
Short-term bank deposits	2,592	1,184
Accounts receivable, net	2,067	1,593
Other current assets	1,856	2,654
Goodwill, net	4,754	5,493
Other non-current assets	550	1,140

Assets held for sale	12,192	12,781

Accounts payable	104	221
Other payable and accruals	1,027	1,436

Liabilities held for sale	1,131	1,657

Minority shareholders’ interest in Indiagames amounting to US$2,324,000 and US$2,078,000 were reported separately in the Group’s audited/unaudited consolidated balance sheets as at December 31, 2006 and June 30, 2007 respectively.

3.	Discontinued operations (continued)

The unaudited results and cash flow information for Indiagames during the three months and six months ended June 30, 2006 and 2007 were as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2006	2007	2006	2007
	(in thousands of U.S. dollars)
Revenues	672	736	1,752	1,286
Operating expenses	(1,115)	(1,151)	(2,416)	(2,352)

Operating loss	(443)	(415)	(664)	(1,066)
Other income/(losses)	53	(20)	98	(20)

Loss before tax	(390)	(435)	(566)	(1,086)
Income tax credit/(expenses)	9	(44)	75	—

Loss after tax	(381)	(479)	(491)	(1,086)
Minority interest	139	180	154	407

Loss from discontinued operations	(242)	(299)	(337)	(679)

	Six months ended
	June 30,
	2006	2007
	(in thousands of U.S. dollars)
Net cash provided by/(used in) operating activities	361	(1,223)
Net cash (used in)/provided by investing activities	(1,287)	1,541
Net cash provided by financing activities	—	—

Net (decrease)/increase in cash and cash equivalents	(926)	318
Cash and cash equivalents, beginning of period	1,135	373
Foreign currency translation	(54)	26

Cash and cash equivalents, end of period	155	717

4.	Short-term bank deposits

Short-term bank deposits arose from one-year fixed deposits of US$26,263,000 (December 31, 2006: US$25,613,000) bearing interest rates between 2.52% and 3.06% per annum.

5.	Accounts receivable, net

The aging analysis of the accounts receivable of the Group, is set out below:

	Audited	Unaudited
	December 31,	June 30,
	2006	2007
	(in thousands of U.S. dollars)
Current	11,051	12,783
31- 60 days	3,987	4,203
61- 90 days	2,469	3,367
Over 90 days	5,966	5,234

Accounts receivable , net	23,473	25,587

The majority of the Group’s sales are on open account terms and in accordance with terms specified in the contracts governing the relevant transactions. Wireless Internet services revenues are collected from the mobile telecommunication operators in arrears.

6.	Restricted cash

Restricted cash of US$300,000 as at December 31, 2006 represented money held in escrow pursuant to tax warranties provided by the founder of Indiagames. The tax warranties were effective for a period of 2 years starting from the share subscription closing date of April 29, 2005. In April 2007, the Group repaid the escrow money to the founder of Indiagames upon expiration of the tax warranty period.

7.	Restricted securities

The aggregate fair value of restricted securities amounted to US$98,043,000 as at June 30, 2007 (December 31, 2006: US$97,729,000).

In April 2005, the Company pledged and set aside debt securities with total face value of US$60,000,000 as collateral for a four-year bank loan facility. Details of the bank loans are presented under Note 11 (b). As at June 30, 2007, these restricted securities had a market value of US$59,149,000 (December 31, 2006: US$59,037,000), of which US$9,874,000 has been reclassified to current assets as one of the debt securities will be matured in March 2008.

In June 2006, the Company effectively pledged debt securities with total face value of US$40,000,000 as collateral for a one-year bank loan. Details of the bank loan are presented under Note 11 (a). As at June 30, 2007, these restricted securities had a market value of US$38,894,000 (December 31, 2006: US$38,692,000).

8.	Property and equipment, net

	Audited	Unaudited
	December 31,	June 30,
	2006	2007
	(in thousands of U.S. dollars)
Computer equipment	39,566	36,451
Furniture and office equipment	1,133	1,104
Motor vehicles	343	352
Leasehold improvements	2,497	2,416

	43,539	40,323
Less: Accumulated depreciation	(25,716)	(27,805)
Less: Provision for impairment	(2,463)	—

Net book value	15,360	12,518

9.	Accounts payable

The aging analysis of the accounts payable of the Group is set out below:

	Audited	Unaudited
	December 31,	June 30,
	2006	2007
	(in thousands of U.S. dollars)
Current	3,956	302
31- 60 days	1,548	1,124
61- 90 days	836	589
Over 90 days	3,025	4,052

Total accounts payable	9,365	6,067

10.	Consideration payable

Consideration payable of US$11,836,000 as at June 30, 2007 (December 31, 2006: US$12,037,000) represented the 2006 earn-out consideration due for the acquisition of Beijing Infomax in 2006.

11.	Secured bank loans

			Audited	Unaudited
			December 31,	June 30,
			2006	2007
			(in thousands of U.S. dollars)
Current:
Short-term bank loan	(a	)	35,340	—
Current portion of secured bank loans	(b	)	—	9,500

			35,340	9,500
Non-current:
Secured bank loans	(a) &	(b)	55,271	81,111

Total secured bank loans			90,611	90,611

11.	Secured bank loans (continued)
(a)	Short-term bank loan

In May 2006 the Company entered into a loan agreement with a bank whereby on June 2, 2006 the Company effectively pledged certain debt securities (the “Securities”) with a total face value of US$40,000,000 for a one-year bank loan, totaling US$35,340,000 and bearing interest at 0.3% over 3-month LIBOR. The Company is entitled to income in respect of the debt securities while they were pledged.

Pursuant to the agreement, the Company shall pay the bank additional amount (“Additional Amount”) in case: (i) the market value of the Securities is equal to or less than 96% of the market value at inception of the loan (“Initial Market Value”) or (ii) the market value of the Securities plus the Additional Amount paid (“Portfolio Amount”) is equal to or less than 96% of Initial Market Value. Correspondingly the Company is entitled to request the bank to repay Additional Amount plus interest thereon if the Portfolio Amount is equal to or higher than 104% of Initial Market Value.

The bank loan was originally scheduled to be repaid on June 2, 2007. In May 2007, this bank loan was extended to be repayable on or before August 12, 2009. As a result, this bank loan has been reclassified to “Secured bank loans” in non-current liabilities.

(b)	Secured bank loans

In April 2005, the Company had pledged certain available-for-sale securities with a total face value of US$60,000,000 to secure a bank loan facility, totaling US$57,000,000 and bearing interest at 0.23% per annum over LIBOR. On April 29, 2005 and July 28, 2005, the Group drew down US$35,000,000 and US$22,000,000, respectively, which, after handling charges, aggregated to US$56,886,000 to fund the payment of acquisitions. Pursuant to the loan covenant, if the aggregate principal amount of the outstanding loan exceeds 95% of the lower of the market value or face value of the secured securities, or if any of the securities has been downgraded, the Company shall prepay part of the loan or provide additional securities.

As at June 30, 2007, the balance of this bank loan amounted to US$55,271,000, of which US$9,500,000 has been reclassified to current liabilities as one of the debt securities will be matured in March 2008 and corresponding loan amount will be repayable accordingly. The remaining US$45,771,000 will be repaid on or before April 28, 2009.
12.	Foreign currency translation

Due to the appreciation of RMB against the US$, we recorded an exchange gain of US$1,532,000 in our unaudited consolidated statements of operations for the six months ended June 30, 2007. This exchange gain primarily arose from the translation of our net non-RMB liability as at June 30, 2007.

Since our reporting currency is the US$, we recorded an exchange gain of approximately US$7,959,000 separately in “Other comprehensive income/(loss)” upon the translation of our financial statements from our functional currency, RMB, into our reporting currency, US$ for the six months ended June 30, 2007.

13.	Provision for goodwill impairment

In May 2007, China Mobile began the operational practice of displaying a service fee reminder to WAP service users when they request the download of a WAP page onto their mobile handsets and seeking their confirmation before processing the download request. In addition, China Mobile started to place links to only its own WVAS offerings on the embedded menus of mobile handsets with customized software for China Mobile users. In the past, such embedded menus on handsets featured links to all popular products on China Mobile’s networks, including the products of the Group. The Company believes the above changes by China Mobile could have an adverse impact on the Company’s WVAS business, in particular WAP business.

In view of the potential adverse impact of the above and the uncertainties in future operating environment, the Company tested the carrying value of goodwill for impairment as at June 30, 2007 and recorded an impairment charge of US$6,819,000 for the three months ended June 30, 2007 relating to goodwill of the Company’s wireless Internet business. The valuation was arrived at after using a combination of a market value approach (with comparisons to selected publicly traded companies operating in the same industry) and an income approach (discounted cash flows). Any continued adverse changes in mobile operators’ policies or in the competitive environment could lead to additional impairment charges and the Company is continually monitoring such changes to assess its impact on the Group.

14.	Taxation

Under the current laws of the Cayman Islands, the Company is not subject to income taxes.

Pursuant to the PRC Income Tax Laws, the Group is generally subject to enterprise income tax (“EIT”) at a statutory rate of 33% and companies located within special economic zones are entitled to a 15% preferential rate. Certain companies were also granted a full exemption from EIT for the first three years of operation including the year of incorporation and a 50% reduction for the following three years. In addition, on March 16, 2007, the National People’s Congress approved the Enterprise Income Tax Law (“new EIT Law”) that will be effective from January 1, 2008. The new EIT Law establishes a new unified EIT rate of 25% for all enterprises. As at the date of these unaudited condensed consolidated financial statements are approved, detailed measures of the new EIT Law have yet to be issued, specific provisions concerning the applicable income tax rates, computation of taxable income, as well as specific preferential tax treatments and their related transitional provisions for the periods from 2008 and onwards have not been clarified. The Company will evaluate the impact to its operating results and financial positions of future periods as more detailed implementation measures and other related regulations are announced.

No Hong Kong profits tax has been provided as the Group has no estimated assessable profits in Hong Kong for the six months ended June 30, 2007 (2006: Nil).

Taxes on income assessable in India have been calculated at the rates of tax prevailing in that country in which the Group operates its subsidiary, Indiagames, based on existing legislation, interpretations and practices in respect thereof.

14.	Taxation (continued)

In July 2006, the Financial Accounting Standards Board (“FASB”) issued the final FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” (“FIN 48” or the “Interpretation”), which became effective for the Company on January 1, 2007. The Interpretation prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon effective settlement. The Company has adopted FIN 48 on January 1, 2007 resulting in a transition adjustment which reduced beginning retained earnings and increased liabilities for unrecognized tax benefits (including interest and penalties) by the same amount of US$1,373,000 as of January 1, 2007.

The FIN 48 provision of US$1,373,000 was provided for in respect of uncertain tax benefits associated with the technical and consulting services fees charged from our wholly foreign owned subsidiaries to our domestic variable interest entities (“VIE”). For details of our VIEs which we consolidated, please refer to Note 4 of our 2006 annual report.

The deferred tax assets of US$910,000 as of June 30, 2007 (December 31, 2006: US$673,000) arose mainly from the temporary differences between financial statements carrying amounts of depreciation of two operating companies and their respective tax bases. No valuation allowance was made on these deferred tax assets because they are expected to be utilized in the foreseeable future.

15.	Earnings/(Losses) per share
(a)	Basic earnings/(losses) per share

The calculation of basic losses per share for the three months and six months ended June 30, 2007 is based on:
•	the unaudited consolidated loss from continuing operations, loss from discontinued operations and net loss attributable to shareholders of US$9,264,000, US$299,000 and US$9,563,000 respectively for the three months ended June 30, 2007 (2006: US$11,993,000 of unaudited consolidated income from continuing operations, US$242,000 of loss from discontinued operations, and US$11,751,000 of net income attributable to shareholders, respectively);

•	the unaudited consolidated loss from continuing operations, loss from discontinued operations and net loss attributable to shareholders of US$8,739,000, US$679,000 and US$9,418,000 respectively for the six months ended June 30, 2007 (2006: US$24,223,000 of unaudited consolidated income from continuing operations, US$337,000 of loss from discontinued operations, and US$23,886,000 of net income attributable to shareholders, respectively);

•	the weighted average number of 4,259,654,528 and 4,259,654,528 (2006: 4,257,675,421 and 4,249,142,166) ordinary shares outstanding during the periods and 53,245,682 and 53,245,682 (2006: 53,220,943 and 53,114,277) American Depositary Shares outstanding during the periods.

15.	Earnings/(Losses) per share (continued)
(b)	Diluted earnings/(losses) per share

The calculation of diluted losses per share for the three months and six months ended June 30, 2007 is based on:
•	the same financial data in 15(a);

•	the weighted average number of 4,259,654,528 and 4,259,654,528 (2006: 4,317,457,860 and 4,304,992,421) ordinary shares, after adjusting for the effects of all dilutive potential shares during the periods and 53,245,682 and 53,245,682 (2006: 53,968,223 and 53,812,405) American Depositary Shares outstanding during the periods.
For the three months and six months ended June 30, 2007, stock options outstanding were excluded from the computation of diluted losses per share because the Group incurred losses for the three months and six months ended June 30, 2007 making such options anti dilutive.
16.	Interim dividend

The directors do not recommend the payment of an interim dividend for the six months ended June 30, 2007 (2006: Nil).

17.	Segment information

Based on the criteria established by SFAS No. 131 “Disclosures about segments of an Enterprise and Related Information”, the Group operates in three principal business segments in 2006 and 2007. The Group does not allocate any operating expenses or assets to its business segments, as management does not use this information to measure the performance of the operating segments. Certain costs of revenue are shared between business segments. These costs, including staff costs, content acquisition costs, bandwidth leasing charges, depreciation as well as portal facilities, were allocated to the wireless Internet and online advertising segments in proportion to their gross margin contribution before the allocation of these costs. Also, no measures of assets by segment are reported and used by the chief operating decision makers. Hence, the Group has not made disclosure of total assets by reportable segment.

Summarized information by business segment for the three months and six months ended June 30, 2006 and 2007 is as follows:

	Three months ended June 30,		Six months ended June 30,
	2006	2007	2006	2007
		(in thousands of U.S. dollars)
	(restated*)		(restated*)
Revenues:
Wireless Internet services	45,039	30,239	89,452	62,057
Online advertising	3,889	3,375	6,591	6,032
Others	495	774	879	1,437

Total revenues	49,423	34,388	96,922	69,526

Cost of revenues:
Wireless Internet services	(29,019)	(23,261)	(55,816)	(47,911)
Online advertising	(1,169)	(1,584)	(2,098)	(3,142)
Others	(161)	(563)	(275)	(913)

Total cost of revenues	(30,349)	(25,408)	(58,189)	(51,966)

Gross profit	19,074	8,980	38,733	17,560

*	Figures in 2006 were restated as the results of Indiagames were separately presented under “Discontinued Operations”.

18.	Related party transactions

	Six months ended June 30,
	2006	2007
	(in thousands of U.S. dollars)
i) Operating revenue items
Online advertising, commercial enterprise solutions and wireless Internet services revenues earned from:
- subsidiaries of a shareholder of TOM Group	189	203
- a joint venturer	—	140

ii) Operating expenses items
Office rental expenses charged by:
- a related company of a shareholder of TOM Group	623	546

Wireless Internet revenues share, commercial enterprise solutions and Internet access expenses charged by:
- subsidiaries of TOM Group	512	100
- subsidiaries of a shareholder of TOM Group	55	28
- a joint venturer	—	13

Recharge operating expenses incurred on their behalf:
- subsidiaries of TOM Group	106	4
- a joint venture	—	1,506

Administrative service fees charged by TOM Group	321	192

Operating expense recharged from:
- TOM Group or its subsidiaries	35	6
- a related company of a shareholder of TOM Group	—	164
- a joint venture	—	37

iii) Others

Interest expenses charged by TOM Group	593	—

Payment on behalf of a joint venture mainly for purchase of computer equipment that has been substantially repaid after the period end	—	3,440

19.	Commitments and Contingent Liabilities
(a)	Capital commitments

	Audited	Unaudited
	December 31,	June 30,
	2006	2007
	(in thousands of U.S. dollars)
Contracted but not provided for *	20,000	20,000

Property and equipment:
Authorized but not contracted for	3,010	5,882

Total	23,010	25,882

*	US$20,000,000 represents the commitment for financing the joint venture, TOM Eachnet. For details, please refer to Note 2.
(b)	Operating lease commitments

The Group rent offices, apartments and warehouses under operating lease agreements. The net aggregate future lease payments under non-cancelable operating leases as of December 31, 2006 and June 30, 2007 are as follows:

	Audited	Unaudited
	December 31,	June 30,
	2006	2007
	(in thousands of U.S. dollars)
2007	1,233	995
2008	815	1,399
2009	862	921

Total	2,910	3,315

As of June 30, 2007, the Group had no operating lease commitments beyond 2009.
For the six months ended June 30, 2007, the Group incurred rental expenses of approximately US$1,066,000.
(c)	Contingent liabilities

Other than our obligations to pay 2007 earn-out consideration of unknown amount in connection with our acquisition of Beijing Infomax (For details, please refer to Note 6(e) of the Company’s 2006 annual report), we did not have any material contingent liabilities as at June 30, 2007.
20.	Net current assets and total assets less current liabilities

	Audited	Unaudited
	December 31,	June 30,
	2006	2007
	(in thousands of U.S. dollars)
Net current assets	106,660	147,083
Total assets less current liabilities	440,083	465,810

21.	Proposed conditional possible privatisation of TOM Online

On March 9, 2007, the respective directors of the Company and TOM Group Limited (“TOM”) jointly announced that, on March 3, 2007, a letter was sent by TOM to inform the Company that TOM was considering making a proposal to take the Company private by way of a scheme of arrangement (“Proposal”) under Section 86 of the Cayman Islands Companies Law. On March 9, 2007, TOM requested the board of directors of TOM Online to put forward the Proposal to TOM Online’s shareholders. On April 25, 2007, TOM announced that the Proposal and the transactions contemplated thereunder were approved at its extraordinary general meeting held on April 25, 2007. A scheme document (the “Scheme Document”) in relation to the Proposal and the related offers to optionholders was sent by the Company and TOM to, among others, shareholders and optionholders of the Company on April 30, 2007. The meetings to vote on scheme of arrangement and the Proposal were scheduled for June 8, 2007. However, the Company and TOM proposed that such meetings were adjourned to a later date. Upon ordinary resolutions, the meetings were adjourned to a later date. A supplement to the Scheme Document was sent by the Company and TOM to, among others, shareholders and optionholders of the Company on July 10, 2007. For further details of the Proposal, please see the joint announcement of the Company and TOM dated March 9, 2007, the announcement of the Company dated March 28, 2007, the joint announcement of the Company and TOM dated March 30, 2007, the announcement of TOM dated April 11, 2007, the announcement of TOM dated April 25, 2007, the joint announcement of the Company and TOM dated April 30, 2007, the joint announcement of the Company and TOM dated June 6, 2007, the joint announcement of the Company and TOM dated June 8, 2007, the joint announcement of the Company and TOM dated June 27, 2007 and the joint announcement of the Company and TOM dated July 10, 2007, which were posted on the website of the Growth Enterprise Market of the Stock Exchange of Hong Kong on March 12, 2007, March 28, 2007, April 2, 2007, April 13, 2007, April 25, 2007, May 2, 2007, June 7, 2007, June 11, 2007, June 27, 2007 and July 10, 2007, respectively. Such announcements and information on the Proposal were also filed with the U.S. Securities and Exchange Commission on March 12, 2007, March 29, 2007, March 30, 2007 on Form 6-K; on April 12, 2007 under Schedule 13D; on April 30, 2007 under Schedule 13E-3 (including the Scheme Document); and on May 2, 2007, May 29, 2007, June 7, 2007, June 8, 2007, June 27, 2007 and July 10, 2007 (including the supplement) as amendments to Schedule 13E-3 and on Form 6-K.

SUPPLEMENTORY UNAUDITED INFORMATION PROVIDED BY MANAGEMENT
1.	Unaudited summary of principal differences between US GAAP and HK GAAP

The unaudited condensed consolidated financial statements of the Group are prepared in accordance with US GAAP, which differ in certain significant aspects from accounting principles generally accepted in Hong Kong (“HK GAAP”). A summary of significant differences between US GAAP and HK GAAP affecting the total assets and net assets of the Group as of June 30, 2006 and June 30, 2007, and the net income/(loss) attributable to shareholders and the basic earnings/(losses) per share of the Group for each of the three month and six month period ended June 30, 2006 and 2007 is presented below.

	Three months ended June 30,		Six months ended June 30,
	2006	2007	2006	2007
		(in thousands of U.S. dollars)
Net income/(loss) attributable to shareholders under US GAAP	11,751	(9,563)	23,886	(9,418)
Reconciliation adjustments, net of tax:

Share-based compensation*	—	—	34	—

Net income/(loss) attributable to shareholders under HK GAAP	11,751	(9,563)	23,920	(9,418)

Earnings/(losses) per ordinary share – basic (cents) under US GAAP	0.28	(0.22)	0.56	(0.22)

Earnings/(losses) per ordinary share – basic (cents) under HK GAAP	0.28	(0.22)	0.56	(0.22)

*	Since January 1, 2005, the Group has adopted the Hong Kong Financial Reporting Standard 2 “Share-based Payment” (“HKFRS2”), which requires an entity to recognize share-based payment transactions in its financial statements for share options that were granted after November 7, 2002 and had not yet vested at the effective date of HKFRS2. The Company has adopted SFAS 123R since January 1, 2006. The GAAP difference in 2006 reflects the cost of options granted before November 7, 2002 recognized under US GAAP but not recognized under HK GAAP.

1.	Unaudited summary of principal differences between US GAAP and HK GAAP (continued)

	December 31,	June 30,
	2006	2007
	(in thousands of U.S. dollars)
Total assets under US GAAP	513,599	523,017
Reconciliation adjustments, net of tax:
Reversal of amortization of intangibles which were recognized as goodwill under HK GAAP#	5,336	5,503

Total assets under HK GAAP	518,935	528,520

	December 31,	June 30,
	2006	2007
	(in thousands of U.S. dollars)
Net assets under US GAAP	381,458	380,068
Reconciliation adjustments, net of tax:
Reversal of amortization of intangibles which were recognized as goodwill under HK GAAP#	5,336	5,503
Reversal of liabilities for unrecognized tax benefits##	—	1,408

Net assets under HK GAAP	386,794	386,979

#	As at June 30, 2007, the reversal of amortization of intangibles which were recognized as goodwill under HK GAAP amounting to US$5,503,000 included a currency translation adjustment of US$167,000 arising in the six months ended June 30, 2007.

##	Since January 1, 2007, the Company has adopted the Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109” (“FIN 48” or the “Interpretation”). The Interpretation prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon effective settlement. Under HK GAAP, there is no such specific guidance for recognition and measurement of tax uncertainties.

2.	Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with US GAAP, the Company uses Non-GAAP financial measures including EBITDA, Non-GAAP Net Income/(Loss), Non-GAAP basic and diluted earnings/(losses) per share which are adjusted from results based on US GAAP in analyzing its financial results. The use of Non-GAAP measures is provided to enhance the reader’s overall understanding of the Company’s current financial performance and its prospects for the future. Specifically, the Company believes the Non-GAAP results provide useful information to both management and investors by excluding certain items that are not expected to result in future cash payments.

In calculating the EBITDA, depreciation, amortization expenses and provision for goodwill impairment have been excluded from the total operating profit/(loss). In calculating Non-GAAP Net Income/(Loss), provision for goodwill impairment has been excluded from the Net Income/(Loss) Attributable to Shareholders due to its non-recurring and non-cash in nature and the Company believes that the exclusion of such provision could enhance the comparison of the Company’s current financial performance with that of previous periods. Correspondingly, the Non-GAAP basic and diluted earnings/(losses) per share data were calculated based on the Non-GAAP Net Income/(Loss) as shown below. The number of shares used in the calculation has been disclosed in Note 15 to the unaudited condensed consolidated financial statements.

Although the Company has historically reported US GAAP results to investors, the Company believes the inclusion of Non-GAAP financial measures provides further information in its financial reporting. These Non-GAAP financial measures may be different from Non-GAAP financial measures used by other companies, and should be considered in addition to results prepared in accordance with US GAAP, but should not be considered a substitute for or superior to US GAAP measures.

The Non-GAAP financial measures have been reconciled to the nearest US GAAP measures as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2006	2007	2006	2007
	(in thousands of U.S. dollars)
Operating profit/(loss):
Continuing operations	11,490	(5,943)	22,359	(3,201)
Discontinued operations	(443)	(415)	(664)	(1,066)

Total operating profit/(loss)	11,047	(6,358)	21,695	(4,267)

Add back: Depreciation	2,102	2,242	4,194	4,528
Amortization of intangibles and others	233	367	414	731
Provision for goodwill impairment	—	6,819	—	6,819

EBITDA	13,382	3,070	26,303	7,811

2.	Non-GAAP Financial Measures (continued)

	Three months ended June 30,		Six months ended June 30,
	2006	2007	2006	2007
		(in thousands of U.S. dollars)
Net income/(loss) attributable to shareholders	11,751	(9,563)	23,886	(9,418)
Add back: Provision for goodwill impairment	—	6,819	—	6,819

Non-GAAP Net Income/(Loss)	11,751	(2,744)	23,886	(2,599)

Based on the Non-GAAP Net Income/(Loss) and the number of shares as disclosed in Note 15 to the unaudited condensed consolidated financial statements, the calculated Non-GAAP basic and diluted earnings/(losses) per share are as follows:

	Three months ended June 30,		Six months ended June 30,
	2006	2007	2006	2007
		(in thousands of U.S. dollars)
Non-GAAP earnings/(losses) per ordinary share - basic (cents):	0.28	(0.06)	0.56	(0.06)

Non-GAAP earnings/(losses) per ordinary share - diluted (cents):	0.27	(0.06)	0.55	(0.06)

Non-GAAP earnings/(losses) per American Depositary Share - basic (cents):	22.1	(5.2)	45.0	(4.9)

Non-GAAP earnings/(losses) per American Depositary Share - diluted (cents):	21.8	(5.2)	44.4	(4.9)

COMPETING INTERESTS
(a)	Directors

Mr. Frank Sixt and Mrs. Susan Chow, the Chairman of the Company and the alternate Director to Mr. Frank Sixt respectively, are executive directors of Hutchison Whampoa Limited, Cheung Kong Infrastructure Holdings Limited (“CKI”) and directors of certain of their respective Associates (collectively referred to as “HWL Group” and “CKI Group” respectively). In addition, Mr. Frank Sixt is a non-executive director of Cheung Kong (Holdings) Limited and Hutchison Telecommunications International Limited (“HTIL”) and director of certain of their Associates (collectively referred to as “CKH Group” and “HTIL Group” respectively). Mrs. Susan Chow is an alternate director of HTIL and director of certain of its Associates. HWL Group is engaged in e-commerce and general information portals. Both the CKH Group and the CKI Group are engaged in information technology, e-commerce and new technology. HTIL Group is engaged in providing mobile and fixed-line telecommunications services, including multimedia services and mobile and fixed-line Internet services and Intranet services. The Directors believe that there is a risk that such businesses may compete with those of the Group.

Mr. Gordon Kwong, an independent non-executive Director, owns approximately 2.2% interest in ChinaHR.com Corp, which is a company in the PRC that engages in online job search. He is also an independent non-executive director of Quam Limited (“Quam”) and New World Mobile Holdings Limited (“New World”) (resigned on January 31, 2007). Quam is an internet company that mainly deals with financial services and New World is a mobile phone operator provides mobile internet technology and related services in Hong Kong and China. The Directors believe that there is a risk that such businesses may compete with those of the Group.

Dr. Lo Ka Shui, an independent non-executive Director, is the chairman and managing director and, is interested or deemed to be interested in approximately 44.91% of the issued share capital of Great Eagle Holdings Limited (“Great Eagle”), the shares in which are listed on the Main Board of the Stock Exchange. An associated company of Great Eagle is engaged in, among other things, online job search business in the PRC. He is also an independent non-executive director of China Mobile Limited (“China Mobile”), the shares in which are listed on the Main Board of the Stock Exchange. China Mobile is engaged in telecommunications business in the PRC. The Directors believe that there is a risk that such businesses may compete with those of the Group.
(b)	Management shareholders

TOM Group Limited, an initial management shareholder of the Company, and its subsidiaries are engaged in diversified businesses, which include, inter alia, the provision of certain online services ancillary to their business divisions.

Cranwood Company Limited (“Cranwood”), an initial management shareholder of the Company, has two wholly owned subsidiaries whose businesses consist of the provision of mobile content products and online services. Another wholly owned subsidiary of Cranwood has a minority interest in a company which is engaged in internet mobile businesses. The Directors believe that there is a risk that such businesses may compete with those of the Group.
Save as disclosed above, during the six months ended June 30, 2007, none of the Directors or the management shareholders of the Company (as defined under the GEM Listing Rules) or their respective Associates have any interests in a business which competes or may compete with the business of the Group.

AUDIT COMMITTEE
The Company has established an audit committee (“Audit Committee”) in February 2004, in accordance with the GEM Listing Rules, which reviews the internal accounting procedures and considers and reports to the board of directors of the Company with respect to other auditing and accounting matters, including selection of independent auditors, the scope of annual audits, fees to be paid to the independent auditors and the performance of the independent auditors. The Audit Committee comprises three independent non-executive Directors, namely Mr. Gordon Kwong, Mr. Ma Wei Hua and Dr. Lo Ka Shui. Mr. Gordon Kwong is the chairman of the Audit Committee.
CODE ON CORPORATE GOVERNANCE PRACTICES
The Company has complied with the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 15 to the GEM Listing Rules during the six months ended June 30, 2007.
CODE OF CONDUCT REGARDING SECURITIES TRANSACTIONS BY DIRECTORS
The Company has adopted a Code of Conduct regarding Securities Transactions by Directors (“Code of Conduct”) on terms no less exacting than the required standard of dealings. Copies of the Code of Conduct were distributed and explained to each of the Directors at the time of its adoption. Having made specific enquiry with the Directors, all the existing Directors confirmed that they have complied with the required standard of dealings as set out in the Code of Conduct during the six months ended June 30, 2007.
PURCHASE, SALE OR REDEMPTION OF SECURITIES
During the six months ended June 30, 2007, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed shares.
GENERAL INFORMATION
The condensed consolidated financial statements of the Group for the six months ended June 30, 2007 have been reviewed by the Audit Committee. In addition, the condensed consolidated financial statements of the Group for the six months ended June 30, 2007 have also been reviewed by the Company’s auditors, PricewaterhouseCoopers, in accordance with Hong Kong Standard on Review Engagements 2410 “Reveiw of interim financial information performed by the independent auditor of the entity” issued by the Hong Kong Institute of Certified Public Accountants. The auditors’ review report will be included in the Half-year Report to the shareholders of the Company.
As at the date thereof, the directors of the Company are:

Executive Directors:	Non-executive Directors:	Independent non- executive Directors:

Mr. Wang Lei Lei	Mr. Frank Sixt (Chairman)	Mr. Gordon Kwong
Mr. Jay Chang	Ms. Tommei Tong (Vice Chairman)	Mr. Ma Wei Hua
Mr. Peter Schloss	Ms. Angela Mak	Dr. Lo Ka Shui
Ms. Elaine Feng
Mr. Fan Tai	Alternate Director:
Mrs. Susan Chow
(Alternate to Mr. Frank Sixt)
This announcement will remain on the GEM website at www.hkgem.com on the “Latest Company Announcements” page for at least 7 days from the date of its posting and on the website of the Company at www.tom.com.

*	for identification purpose